Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 27583-0001

FEBRUARY 24, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:
Re:Replicel Life Sciences, Inc. (the “Company”) Form 20-F for the Year Ended December 31, 2013 Filed March 18, 2014 Response Dated January 6, 2015 Response Dated November 14, 2014 File No. 000-50112

We write in response to your letter of January 26, 2015 to David Hall, Chief Executive Officer of the Company.  The Company’s responses are numbered in a manner that corresponds with your comments.

Response dated November 14, 2014

1.
We note that counsel provided the three acknowledgements requested at the end of our letter dated October 29, 2014. Please note that these representations must come directly from the company. Please provide these representations from the company with your next response.

We have enclosed the representations signed by the Company.

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements, page 8

Note 9. Licensing Revenue, page 26

2.
In response to comment two of our letter dated October 29, 2014, you state that you believe the sale of goods criteria in IAS 18.14 were met upon the technology transfer and completion of the training plan in fiscal 2013. You also state that the upfront payment represents consideration for the sale of the license to develop the product and then sell the product in a specific geographic location. Please advise us of the following:

•
Please confirm our understanding that the Company continues to own all right, title and interest to the Transfer Technology (Articles 5.1 and 1.25) and, if so, further explain to us why you believe that conditions (a) and (b) in paragraph 14 of IAS 18 were satisfied upon the Technology Transfer and completion of the training plan.

The Company considered the transfer of the technology pursuant to the Collaboration and Technology Transfer Agreement (the “Agreement”) dated July 9, 2013 between the Company and Shiseido to be its only significant obligation under the Agreement. Any provisions relating to the future development of the technology are protective provisions and do not require the Company to proactively do anything, other than attend meetings (two per year) of the Joint Steering Committee, which the Company considers an insignificant obligation under the Agreement. The transfer of the Transfer Technology (as defined in the Agreement) involved the transfer of the RepliCel Know-How (as defined in the Agreement) and the RepliCel Core Patent Rights (as defined in the Agreement).  In addition, the transfer involved a training plan to ensure that Shiseido could use the Transfer Technology on its own in Japan.

The Technology Transfer (as defined in the Agreement) required the Company to provide all of the RepliCel Know-How to Shiseido. This involved transferring the clinical data and protocol documentation and having representatives of Shiseido come to Canada to learn the confidential protocols, methods and processes involved in the RCH-01 technology. The Company provided Shiseido with the confidential protocols, methods and processes it uses, which Shiseido learned, adapted and implemented in its facility in Japan. After Shiseido adapted, implemented and began using these protocols in Japan, the Company visited the facility to ensure that Shiseido had correctly implemented such protocols, methods and processes and was using such protocols, methods and processes in a manner such that Shiseido’s production of the product were comparable with its own.  All of this occurred before December 31, 2013. The Technology Transfer, including transfer of the know-how, was successfully completed before December 31, 2013 and cannot be undone.

Condition A in paragraph 14 of IAS 18

Condition A in paragraph 14 of IAS 18 states the following:

“the entity has transferred to the buyer the significant risks and rewards of ownership of the goods”

As is common in the licensing of technology, the Company continues to own all right, title and interest to the Transfer Technology but has exclusively licensed the technology for a specified region.  Section 3.1 of the Agreement provides Shiseido with an exclusive license with respect to the Transfer Technology, in particular the RepliCel Core Patent Rights, for use in the Shiseido Field (as defined in the Agreement) in the Shiseido Territory (as defined in the Agreement). Section 9.13.1 provides that the license survives the expiration of the Agreement. Sections 7.3 and 7.4 provide that Shiseido is granted a perpetual license upon the termination of the Agreement due to a material breach by the Company. The only way Shiseido is not granted a perpetual license is if the Company terminates the Agreement due to a material breach of the Agreement by Shiseido, which is in the exclusive control of Shiseido. The Agreement does not provide any milestones or goals for Shiseido to meet in order to retain the benefits of the technology that has been transferred.

As it related to the technology that was transferred, Shiseido has all of the rights normally associated with ownership of such technology.  It has a perpetual exclusive license to use the transferred technology in the specified regions and the license will only be lost if Shiseido materially breaches the Agreement, which is in the exclusive control of Shiseido.  Shiseido has the sole power as to whether it maintains its exclusive rights.  Shiseido has the risk of ownership as it solely responsible for, and is spending its own funds and resources in connection with, obtaining necessary regulatory approvals (the most significant risk for the commercialization and use of the technology), commercializing and marketing the technology in order to obtain the rewards associated with the commercialization of the technology. Except for the residual royalty and milestone payments that the Company will receive pursuant to Section 4.1 of the Agreement, Shiseido will receive all of the benefits from the commercialization of the technology that has been transferred. Shiseido, and not the Company, is in exclusive control as to whether the license continues for an indefinite period. As such, the Company believes Condition A has been satisfied.

Condition B in paragraph 14 of IAS 18

Condition B in paragraph 14 of IAS 18 states the following:

“the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold”

As stated above, Shiseido is solely responsible for obtaining the required regulatory approval and for commercializing and marketing the technology. The Company does not have any rights to control the commercialization or marketing of the technology.  There are no milestones or goals Shiseido must reach in order to retain the transferred technology. As such, the Company has not retained any managerial involvement and does not have effective control of the technology and products that may be sold as a result of the transferred technology.  As such, the Company believes Condition B has been satisfied.

•
Please confirm our understanding that a saleable product using the transfer technology did not exist as of the Technology Transfer and that the Agreement requires the Collaboration and Cooperation between the Company and Shiseido on the Joint Development of a Collaboration Product. If so, tell us how you considered, by analogy, the first example in paragraph 20 of the Appendix to IAS 18 when a licensee has the right to use certain technology for a specified period of time.

A saleable product (or use of the technology to create a saleable product) did exist at the time of the completion the Technology Transfer although Shiseido needs to obtain the required regulatory approvals before it can commence sales of the product.  The ability of Shiseido to exploit the product and the technology is not dependent on any further collaboration or cooperation between the Company and Shiseido and there are no requirements in the Agreement for the Company to further develop the technology.  Shiseido simply has to obtain the required regulatory approvals in order to proceed with the exploitation of the technology to create the saleable product.  The Company has no ability to influence the exploitation or sale of the product in Shiseido’s territory.

The Company does not consider the first example in section 20 of the Appendix to IAS 18 to be analogous to the situation at hand.  The Company considers the guidance from the second paragraph of section 20 of Appendix to IAS 18 as an analogy:

“An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale.”

The Company has no further obligations as it relates to the Technology Transfer.  All of the provisions in the Agreement relating to the improvements of the technology are protective provisions and do not require the Company to make any improvements to the technology, either independently or with Shiseido. The Company is not in breach of the Agreement and would not be liable to return any of the consideration for the initial payment in Section 4.1.1 if the Company does not develop the technology any further or participate in the future development of the technology. The Company has benefited from these protective provisions by learning of advancements to the RCH-01 technology made by Shiseido. In particular, by learning of improvements made by Shiseido, the Company has improved the classification of the components used in RCH-01 (which is a major issue with cell based therapies as they use living cells) and the manufacturing process.

3.
We note from your response to comment two of our letter dated December 2, 2014 that the definition of Transfer Technology in Article 1.25 does not require the Company to continue to transfer developments made independently by the Company after the Technology Transfer, and that such an interpretation would be contrary to the definition of Improvement in Article 5.2. You also state that the Company owns all Improvements that are created by it and it has no obligation to transfer them to Shiseido. Please advise us of the following:

•
Please confirm our understanding that the Company continues to own all right, title and interest to the Transfer Technology included in the initial Technology Transfer (Articles 5.1 and 1.25) and, if so, further explain to us why the Company’s ownership of any subsequent Improvement, which it will not produce jointly with Shiseido, would prevent such an Improvement from being part of the Transfer Technology.

With respect to the ownership of the Transfer Technology, see the response to comment 2 above.

The Agreement contains protective provisions relating to the joint development of improvements to the technology. These provisions do not require the Company to make any improvements to the technology either independently or with Shiseido. In practice, the Company is working with Shiseido to develop the technology in order to take advantage of each other’s improvements and test results and it does not anticipate making any improvements independently.

•
Identify any and all enhancement, addition, modification or upgrade to RCH-01 (i.e. Improvement) subsequent to the initial 2013 Technology Transfer, which the Company did not produce jointly with Shiseido. To the extent there were any such Improvements, tell us whether you have notified Shiseido of them pursuant to Section 2.3.5 and whether you have provided or transferred them to Shiseido as part of the Transfer Technology.

There is no requirement in the Agreement for the Company to produce any improvements to the technology, either independently or with Shiseido.  There were no Improvements that were not produced jointly with Shiseido.

•
Identify the date of any and all communications between the Company and Shiseido with respect to the Agreement subsequent to the initial Technology Transfer, including any Regular Meeting by the Joint Steering Committee, and briefly describe the general nature of each communication.

The Joint Steering Committee has met on the following dates:

•	September 24, 2013;

•	June 5, 2014; and

•	October 17 2014

At these bi-annual meetings, the Company and Shiseido discuss clinical and research developments and the progress each party has made in the past six months. Employees of the Company and Shiseido communicate frequently outside of the meetings of the Joint Steering Committee regarding reagents, data, and protocol questions relating to the RCH-01 technology.  The Company voluntarily participates in these ongoing communications to benefit from Shiseido’s development and experiences with the technology as Shiseido proceeds through the regulatory approval process.

The Company does not consider the meetings of the Joint Steering Committee to be a significant or substantive obligation under the Agreement.

4.
In your response to comment two of our letter dated December 2, 2014, you state that the Company views the provisions in the Agreement that relate to its collaboration efforts with Shiseido as mutually beneficial and not as future services to be provided by the Company in connection with the Upfront Payment. You also state that the provisions in the Agreement regarding collaboration efforts, including Articles 2.1.3, 2.2.1 and 5.3.1, are for Shiseido’s benefit since Shiseido will be able to progress quicker with the research and development of the RCH-01. Please further explain to us why you believe that your obligations under the Agreement, including those in the Articles referenced in the prior sentence, do not represent services to be provided by the Company. To the extent that you do not believe the provisions in the Agreement regarding collaboration efforts are for the Company’s benefit, tell us how you considered the future milestone and royalty payments payable by Shiseido to the Company pursuant to Article 4 of the Agreement.

In our previous response, the reference to “its benefit” was a reference to the benefit of the Company. The provisions in Articles 2.1.3, 2.2.1 and 5.3.1 are for the benefit of the Company, as it will have access to any improvements created by Shiseido, who can take advantage of the faster regulatory process in Japan. The Company has already benefited from these provisions by learning of improvements made by Shiseido, such as the improvement of the classification of the components used in RCH-01 (which is a major issue with cell based therapies as they use living cells) and the manufacturing process.  Since Shiseido will be proceeding through the regulatory process on a quicker basis than the Company, the Company will benefit from the data generated, experiences learned and improvements made during the regulatory process.

The Agreement does not impose any future obligations on the Company, other than attending meetings (two per year) of the Joint Steering Committee, which the Company considers an insignificant obligation under the Agreement.  Other than the attendance at meetings, the Company is not required to participate in the future development of the technology.

As stated in our letter of November 14, 2014, the future payments under Article 4.1 of the Agreement are related to commercial sales, from which the Company may earn a royalty.  However, the Company has no ability to influence those sales or how those sales are made.  As stated above, the ability of Shiseido to exploit the product and the technology is not dependent on any further collaboration or cooperation between the Company and Shiseido.  Shiseido simply has to obtain the required regulatory approvals in order to proceed with the exploitation of the technology.

Future milestone payments will be recognized when the receipt is probable and meets the revenue recognition criteria under IAS 18.20.

The royalty payments will be accrued as revenue in line with the underlying sales made by Shiseido (i.e. at the date they can be measured reliably).

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per:  /s/ Victor S. Dudas

Victor S. Dudas
VZD/vzd

cc:      Replicel Life Sciences, Inc.
           Attn: David Hall